

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2011

Mr. Earl R. Wait
Vice President of Accounting
Natural Gas Services Group, Inc.
508 W. Wall Street, Suite 550
Midland, Texas 79701

Re: **Natural Gas Services Group, Inc.**
       Form 10-K for Fiscal Year Ended
       December 31, 2009
       Filed March 4, 2010
       Form 10-Q for Fiscal Quarter Ended
       September 30, 2010
       Filed November 3, 2010
       File No. 001-31398

Dear Mr. Wait:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Ethan Horowitz
Branch Chief